Exhibit 99.31

CYBIN Signs Definitive Agreement to Acquire Adelia Therapeutics as Part of

its Commitment to Strategic Growth

Cybin to host conference call today, December 7, 2020, at 5:00 p.m. ET

∙Transaction adds extensive intellectual property portfolio and product pipeline to potentially diversify Cybin's programs and includes multiple additional indications.

∙Adelia brings a range of technologies related to novel therapeutics, delivery methods, and therapeutic regimens supported by six patent applications.

∙Adelia contributes an expanding library of psychedelic derivative drug development candidates with the first lead compounds anticipated to enter clinical studies in 2021.

∙Cybin gains access to new patented active pharmaceutical ingredients (APIs) obtained by way of selective modification of the parent molecules (replacing selective hydrogens with deuterium atoms) to alter their pharmacokinetics without modifying therapeutic potential.

∙Cybin gains a proprietary drug delivery platform developed by Adelia for the controlled administration of psychedelic therapies bypassing liver metabolism.

∙Adelia's leadership team of accomplished drug developers and scientists brings deep clinical and commercialization experience, including past commercial success in psychedelics through the development of proprietary ketamine analogs as well as strong understanding of the underlying science rooted in prestigious academic affiliations.

∙Cybin gains an operating development facility in the epicenter of Boston biotech,

which broadens its presence in the United States.

∙A transcript of the conference call and a copy of the presentation will be made available on the Company's website: www.cybin.com and will be archived for 90 days.

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR

FOR DISSEMINATION IN THE UNITED STATES

TORONTO--(BUSINESS WIRE)--December 7, 2020--Cybin Inc. (NEO:CYBN) ("Cybin" or the "Company"), a life sciences company focused on psychedelic pharmaceutical therapies, today announced the signing of a definitive agreement to acquire 100% of the shares in Adelia Therapeutics Inc. ("Adelia") for up to CDN$20,161,575 (approximately USD$15.75 million) in an all-stock transaction (the "Transaction"). The Transaction is subject to the satisfaction or waiver of customary conditions, including the receipt of all applicable regulatory and NEO Exchange Inc. (the "NEO Exchange") approvals.

Adelia is an innovative biopharmaceutical company committed to addressing unmet mental health needs through the development of proprietary psychedelic therapeutics with improved dosing efficacy and therapeutic indices. Adelia's leadership team brings a wealth of clinical development experience and major academic research affiliations, including the Massachusetts Institute of Technology, Harvard, Stanford, Yale, and Northeastern University.

"We are thrilled to join forces with Adelia, as we see this transaction as potentially advancing Cybin's ability to innovate our psychedelic drug development program and diversify beyond major depressive disorder. Adelia's focus on creating novel therapeutics, including novel delivery methods and innovative therapeutic regimens can support our goal of creating therapies that result in faster onset of action, smoother pharmacokinetic profiles, shorter treatment durations, and reduced side effects. Leveraging Adelia's expertise across multiple molecules and multiple indications could potentially allow Cybin to extend its reach and capability to address gaps across a larger domain," stated Doug Drysdale, Chief Executive Officer of Cybin.

"Cybin is committed to expansion through strategic M&A opportunities. Today we deliver on that commitment and we will continue to pursue such opportunities to drive growth in the future," concluded Drysdale.

Adelia's founders, Alex Nivorozhkin, PhD (Chief Executive Officer) and Brett J. Greene (President, Chief Strategy Officer) bring decades of experience in psychedelics and drug development and are affiliated with Northeastern University's world-renowned Center for Drug Discovery in Boston. Dr. Michael Palfreyman, Chief Operating Officer, is an accomplished pharmaceutical industry veteran responsible for more than 30 successful clinical programs. Collectively, Adelia's talented team has deep expertise in drug discovery, development, clinical evaluation and commercialization; a wealth of highly cited peer-reviewed publications; 35 successful exits; and prestigious academic affiliations. Adelia's senior leaders have overseen research and development and the market entry of major drugs such as Allegra (fexofenadine), Sabril (vigabatrin), Anzemet (dolasetron), and Vaniqa (eflornithine) and have been affiliated with major pharmaceutical companies including Johnson & Johnson, GlaxoSmithKline, Sanofi, Roche, Pfizer and Eli Lilly.

Management of Cybin intends to work with the Adelia team on a three pillar development strategy, each subject to the receipt of all necessary approvals: (a) the development of a novel drug discovery platform and to research the potential efficacy of psychedelic molecules to address unmet mental health needs; (b) the development of efficient drug delivery aimed at enhancing dosing control; and (c) the development of a potential novel treatment regimen. Adelia's team has also laid out a three-year development plan (2021 – 2023), with the first year's preclinical to clinical stage focused on application of the proprietary delivery and device platform; the second year's clinical stage focused on developing new chemical entities with the aim of scaling up production; and the third year's clinical trials stage to advance proprietary technologies and drug delivery devices.

Upon completion of the Transaction and subject customary approvals including approval of the Board and NEO Exchange, Alex Nivorozhkin, PhD, will assume the title of Chief Scientific Officer; Michael G. Palfreyman, PhD, DSc, will assume the role of Chief Research and Development Officer; and Brett Greene will assume the role of Chief Innovation Officer for Cybin.

"Cybin brings complementary resources to the table, and together we can advance our shared goal of bringing psychedelic therapies across a broad spectrum of indications. This transaction positions us well for growth in the public market and gives us access to the capital needed to advance these projects from the bench, through the clinic, and ultimately to the patients who desperately need them. We have a great deal of respect for Doug and his team and look forward to the opportunity to transform the psychedelic therapeutics industry together," stated Alex Nivorozhkin, PhD, Co-Founder and Chief Executive Officer of Adelia.

Transaction Details

Cybin entered into a contribution agreement (the "Transaction Agreement") with Cybin Corp., Cybin US Holdings Inc. ("Acquiror"), a wholly-owned subsidiary of Cybin created for the purposes of the Transaction, and all of the shareholders of Adelia (the "Adelia Shareholders"), whereby the Adelia Shareholders agreed to contribute to the Acquiror all of the issued and outstanding common shares of Adelia (the "Adelia Shares") in exchange for non-voting Class B common shares in the capital of the Acquiror (the "Class B Shares").

Upon closing of the Transaction (the "Closing"), the Adelia Shareholders will contribute all of the Adelia Shares to the Acquiror as a capital contribution in exchange for Acquiror issuing to them, in the aggregate, 868,833 Class B Shares in accordance with their respective pro rata percentages at a price per Class B Share equal to CAD$12.40 (approximately US$9.69). The aggregate value of the Class B Shares to be issued to the Adelia Shareholders on the Closing is CDN$10,773,529.50 (approximately USD$8.42 million).

The Class B Shares issued by the Acquiror to the Adelia Shareholders are exchangeable for common shares in the capital of Cybin (the "Cybin Shares") on a 10 Cybin Shares for 1 Class B Share basis, at the option of the holder thereof, subject to customary adjustments. Notwithstanding the foregoing, no Class B Shares are exchangeable prior to the first anniversary of Closing and not more than: (i) 33 1/3% of the Class B Shares will be exchangeable prior to the second anniversary of Closing; (ii) 66 2/3% of the Class B Shares will be exchangeable prior to the third anniversary of Closing; and (iii) thereafter, 100% of the Class B Shares will be exchangeable. The Class B Shares to be issued to the Adelia Shareholders upon the Closing are exchangeable for a total of 8,688,330 Cybin Shares, resulting in an effective issue price of $1.24 per Cybin Share.

Further, on the occurrence of certain milestone events (each a "Milestone"), subject to customary approvals, the Acquiror will issue to the Adelia Shareholders such number of Class B Shares as shall be determined by dividing the applicable milestone consideration, as set out in the Transaction Agreement, by the greater of: (i) CDN$0.75; and (ii) the greater of: (a) the 10 day volume weighted average price of the Cybin Shares; and; (b) the market price of the Cybin Shares on the close of business on the last business day preceding the relevant date upon which Cybin issues a press release announcing the achievement of such Milestone (or if the Milestone is not of a character requiring a press release, on the date that is three business days following the determination that the relevant Milestone has been met). If a particular Milestone has not been achieved by the close of the quarter immediately following the quarter in which such Milestone is scheduled for completion, the Acquiror's obligation to issue Class B Shares on the occurrence of the applicable Milestone shall expire. The total value of the Class B Shares issuable pursuant to the Milestones is up to CDN$9,388,045.50 (approximately US$7.33 million), assuming all Milestones are met prior to the applicable deadlines.

Pursuant to the Transaction Agreement, upon the Closing and subject to Board and other customary approvals, certain members of the Adelia team will enter into advisory and/or executive employment arrangements with Cybin upon the Closing and, in such capacity, are expected to receive, in the aggregate, a grant of options to purchase up to 2,244,100 to acquire Cybin Shares, pursuant to Cybin's equity incentive plan, exercisable for a period of five (5) years and subject to vesting. The exercise price will be determined at the time of grant. An additional 555,900 options to acquire Cybin Shares will be issuable to eligible participants at the direction of the Adelia team, from time to time, after Closing.

Cybin has agreed to pay, on behalf of Adelia, an advisory fee to Nova Capital International LLC of US$250,000 in connection with certain advisory services provided to Adelia relating to the Transaction

Additional information related to the Transaction will be available in the Transaction Agreement, which will be filed under Cybin's profile on SEDAR (www.sedar.com).

Conference Call

Cybin will hold a conference call and live audio webcast at 5:00 p.m. (ET) on Monday, December 7, 2020 to discuss the Transaction.

Date Monday, December 7, 2020 Time 5:00 p.m. ET Telephone (U.S.) 1-877-407-0789

Telephone (International) 1-201-689-8562

Webcast (Live and Archive) http://public.viavid.com/index.php?id=142695

A transcript of the conference call and a copy of the presentation will be made available on the Company's website: www.cybin.com and will be archived for 90 days.

About Cybin Inc.

Cybin is a life sciences company advancing psychedelic pharmaceutical treatments for various psychiatric and neurological conditions. Cybin is developing technologies and delivery systems, aiming to improve bioavailability, to potentially achieve the desired medicinal effects of psychedelics at low dosage levels. The new delivery systems are expected to be studied through clinical trials to confirm safety and efficacy.

About Adelia

Adelia is a company that aims to develop medicinal psychedelics with improved dosing efficacy and therapeutic indices to address unmet medical needs. Adelia's primary focus is on the development of treatment regimens consisting of proprietary psychedelic molecules and related clinical protocols. This proprietary development strategy is based on chemical modifications to the known and well understood tryptamine derivatives that significantly modify their pharmacokinetic properties without changing their therapeutic potential. These proprietary approaches seek to minimize inter-patient variability by better controlling drug metabolism without loss of efficacy that together have been shown to produce more predictable and favorable patient outcomes.

Cautionary Notes and Forward Looking Statements

Certain statements in this press release constitute forward-looking information. All statements other than statements of historical fact contained in this press release, including, without limitation, statements regarding Cybin's future, strategy, plans, objectives, goals and targets, and any statements preceded by, followed by or that include the words "believe", "expect", "aim", "intend", "plan", "continue", "will", "may", "would", "anticipate", "estimate", "forecast", "predict", "project", "seek", "should" or similar expressions or the negative thereof, are forward- looking statements. Forward-looking statements in this press release include but are not limited to statements regarding the ability to receive all necessary approvals, ability to complete the Transaction, the potential timing for clinical studies, the ability of Adelia's intellectual property portfolio to be approved and achieve stated objectives, the ability to create novel therapeutics and drug delivery methods, the ability to leverage Adelia's intellectual property and too extend reach and capability, the ability to achieve the stated development strategy and the corresponding timelines, and the ability to achieve the Milestones. These statements are not historical facts but instead represent only Cybin's expectations, estimates and projections regarding future events. These statements are not guaranteeing future performance and involve assumptions, risks and uncertainties that are difficult to predict. Therefore, actual results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. The forward- looking information and forward-looking statements included in this press release are made as of the date of this press release. The Company does not undertake an obligation to update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities law. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date.

Cybin makes no medical, treatment or health benefit claims about Cybin's proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin or nutraceutical products. The efficacy of such products have not been confirmed by approved research. There is no assurance that the use of psilocybin or nutraceuticals can diagnose, treat, cure or prevent any disease or condition.

Vigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin's performance and operations.

The NEO Exchange has not in any way passed upon the merits of the Transaction and has not approved or disapproved the contents of this news release.

Contacts

Investors:

Tim Regan/Scott Eckstein

KCSA Strategic Communications

Cybin@kcsa.com

Lisa M. Wilson

In-Site Communications, Inc. lwilson@insitecony.com

Media Liaisons:

Jackie Poriadjian

Chief Marketing Officer, CYBIN

Jackie@cybin.com

Annie Graf

KCSA Strategic Communications agraf@kcsa.com

Faith Pomeroy-Ward

In-Site Communications, Inc.

Faith@insitecony.com